UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

January 31, 2023

Date of Report (Date of earliest event reported)

ReoStar Energy Corporation

(Exact name of issuer as specified in its charter)

Nevada	20-8428738
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

87 N Raymond Ave Suite 200
Pasadena CA 91103

(Full mailing address of principal executive offices)

(310) 999-3506

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common

Item 1. Fundamental Changes

None

Item 2. Bankruptcy or Receivership

None

Item 3. Material Modification to Right of Security holders

None

Item 4. Changes in Issuer's Certifying Accountant

None

Item 5. Non- reliance on previously Issued Financial Statements or a Related Audit Report or Completed Interim Review

None

Item 6. Changes in Control of Issuer

None

Item 7. Departure of Certain Officers

None

Item 8. Certain Unregistered Sales of Equity Security

None

Item 9. Other Events

1.	By Shareholder Resolution of the majority shareholders, it is hereby approved the dismissal of Michael Latjay – CEO, Larry Myers COO, Alex Johnson – Secretary/Treasurer/Director and Jemila Yates – Director effective as if today January 31, 2023.
2.	By Shareholder Resolution of the majority shareholders, it hereby approves the appointment of Peter H. Koch as CEO/President/ Director effective immediately on January 31, 2023.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Issuer: ReoStar Energy Corporation.

By:

/s/ Peter H. Koch

Peter H. Koch - CEO/President

Date: January 31, 2023